Mail Stop 3561

October 3, 2006

Andrew J. Littlefair
President and Chief Executive Officer
Clean Energy Fuels Corp.
3020 Old Ranch Parkway, Suite 200
Seal Beach, California 90740

>   **Re: Clean Energy Fuels Corp.**
>   **Registration Statement on Form S-1**
>   **Filed September 7, 2006**
>   **File No. 333-137124**

Dear Mr. Littlefair:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit pursuant to Rule 430A under the Securities Act, including the price range and related information based on a bona fide estimate of the public offering price within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Outside Front Cover Page of Prospectus

2. Please tell us why you believe the text of the two sections entitled, The Natural Gas Vehicle Advantage and North America's Leader in Clean Transportation, is appropriate for the beginning of your prospectus or consider relocating them to a section of the prospectus following the risk factors. The information in these sections appears to be more appropriate for the body of the document.

    Similarly, this comment applies to the same text and the chart that you have included in the graphics at the beginning of your prospectus.

3. Please revise the narrative disclosure that accompanies the artwork so it does not repeat the disclosure that appears in the summary. Please briefly describe the photographs that you have included. If you include revenue amounts, please also include net income figures.

Prospectus Summary, page 1

4. Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management's belief, industry data, reports/articles, or any other source. If the statements are based upon management's belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

    - "Domestic prices for gasoline and diesel fuel have increased significantly in recent years, largely as a result of higher crude oil prices and constrained domestic refining capacity. Industry analysts believe that crude oil prices will remain high compared to long-term historical averages as crude oil producers continue to face challenges to find and produce crude oil reserves in quantities sufficient to meet growing global demand." The Market for Vehicle Fuel, page 2.

    - "Natural gas vehicle fuels have become increasingly less expensive than gasoline and diesel as prices for gasoline and diesel have risen. In addition, CNG and LNG are also cheaper than the two other most widely available alternative fuels, ethanol blends and biodiesel." The Market for Vehicle Fuels, page 2.

    - "We are the leading provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada." Overview, page 31.

- "In order to comply with the 2007 standards, we expect 2007 and later engine models to employ significant new emissions control technologies…, which are expect to increase the cost of a diesel vehicle manufactured in 2006 by as much as $10,000 to $20,000 per vehicle." Emission Reduction, page 54.

- "CNG and LNG are safer than gasoline and diesel because they dissipate into the air when spilled or in the event of a vehicle accident." Safer, page 56

We may have further comments once we examine your revisions.

5. The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in other sections of your document, such as in your Our Business, The Market for Vehicle Fuels, Competitive Strengths, and Business Strategy subsections. See Instruction to Item 503(a) of Regulation S-K. Please eliminate the Competitive Strengths and Business Strategy subsections and shorten the remaining sections. Also, you should balance your revenues disclosure with net income amounts for the same periods.

The Offering, page 5

6. You state that the number of shares of your common stock that will be outstanding after this offering is based on the number of shares of capital stock that was outstanding as of July 31, 2006. Please estimate the number of shares of your common stock that will be outstanding after this offering using a more recent date than July 31, 2006.

Summary Historical Consolidated Financial Data, page 6

Adjusted EBITDA (Non-GAAP), page 7

7. We note your presentation of the non-GAAP measure "Adjusted EBITDA" here and throughout the document. If you consider this measure to be a non-GAAP measure of performance, please indicate this. Further, please provide cautionary disclosure that the non-GAAP measure may not be comparable to similarly titled measures used by other entities and remove any implication that the non-GAAP measure could be considered an alternative to income (loss) before income taxes, the most directly comparable GAAP measure, as an indicator of operating performance. Additionally, in arriving at this measure, it appears you exclude items that are recurring in nature. Please note that if you present a non-GAAP performance measure that excludes items of a potentially recurring nature, you should demonstrate the usefulness of the measure. In this regard, you should fully address the bullet points in Question 8 of "Frequently Asked Questions

Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov in crafting your revised disclosures. In this regard, ensure you revise your disclosures as follows:

- Disclose the specific manner in which you use the non-GAAP measure to conduct or evaluate your business. If you do not use the measures in any of the above manners, please explain your basis for presenting the measures as indicators of performance.

- Discuss the economic substance behind your decision to use the measures.

- Disclose the material limitations associated with use of the measures as compared to the use of the most directly comparable GAAP financial measure.

- Disclose the manner in which you compensate for these limitations when using the measures.

- Disclose the substantive reasons why you believe the measures provide useful information to investors.

Risk Factors, page 8

8. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

- "We may encounter environmental, regulatory and other difficulties if we construct a new LNG plant we have planned, which could increase costs significantly and divert resources and management attention." Page 14.

- "We may require additional capital to expand our business, and this capital might not be available on acceptable terms, or at all." Page 15.

- "Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations." Page 18.

   Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the third full risk factor on page 17. Some of your risk factors should be separated into multiple risk factors, such as the first full risk factor on page 12 and the last risk factor on page 15. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

A decline in the demand for vehicular natural gas will reduce our revenue. . ., page 8

9. In this risk factor, you list seven circumstances that you claim could cause a drop in demand for natural vehicle fuel. Please consider whether any of these circumstances are risks material enough to be included in their own, separate risk factor. If not, please consider revising this risk factor so that the factors causing any drop in demand do not appear more important than the overall risk that demand could drop.

   Also, please revise the first risk factor on page 11, the last risk factor on page 14, and the first full risk factor on page 16 in the same manner.

Our third-party LNG suppliers may cancel their supply contracts with us on…, page 10

10. You state that you have contracts with four LNG suppliers, but you discuss only two in this risk factor. Please discuss your other two LNG suppliers as well.

The volatility of natural gas prices impacts the cost of us purchasing…, page 11

11. In your Commodity Risk subsection on page 47, you state that over a six year period from the end of 1999 to the end of 2005, the price for natural gas has ranged from a low of $1.83 per thousand BTU's to a high of $15.38 per thousand BTU's. Please consider including specifically this vast price range in this risk factor or in a separate risk factor.

Our forward contract purchases may result…, page 12

12. Please relocate this risk factor so it appears among the first risk factors given that your net income has fluctuated significantly as a result of these forward contract purchases.

Management's Discussion and Analysis of Financial Condition and Results…, page 31

13. We note from the disclosure on pages 17 and 19 that you are instituting changes to address and improve your internal control procedures and compliance capabilities. In this section, please discuss the improvements that you must make to your internal and disclosure controls to the extent that you believe you will have difficulty implementing these changes and that these areas will remain a risk to your financial reporting obligations.

14. Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, and/or income, or results in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

- economic or industry-wide factors relevant to your company, and

- material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Operations, page 31

15. Please revise this subsection to provide a balanced, executive-level discussion of the most important matters on which you focus in evaluating your financial condition and operating performance. Please discuss your mix of CNG and LNG sales and your operations in managing and maintaining natural gas fueling stations, designing and constructing fueling stations, and providing vehicle finance services. Consider discussing the key operating indicators on which management focuses in assessing the business. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies, page 35

Derivative Activities, page 36

16. Please revise your disclosure to explain how you determine the fair value of derivatives at each reporting period. If quoted market prices are unavailable,

please explain the significant assumptions and estimates used to calculate the fair value. Further, provide a sensitivity analysis that expresses the potential change in net income that would result from hypothetical changes to assumptions and estimates. See Section V of SEC Release No. 33-8350.

17. Please explain to us why your derivative instruments, specifically futures contracts, do not qualify for hedge accounting under SFAS 133.

Results of Operations, page 39

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005, page 39

18. This section explains the types of expenses that are included in each operating expense category. However, the dollar amounts mostly repeat information that is available from the face of the income statement. Please expand this information to explain the reasons for period-to-period changes. For example, please discuss the reason that, as you state in the first paragraph of your Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005 subsection, there was an increase in the number of CNG and LNG gallons delivered from 26.0 million gallons in 2005 to 32.5 million gallons in 2006. We note that you account only for 1.6 million gallons of the increase due to your new transit customer.

19. Where you identify intermediate causes of changes in your operating results, ensure you fully describe the reasons underlying such causes. For example, stating that your revenue increase is attributable, in part, to increases in gasoline gallons delivered only identifies the intermediate cause of the change. Please indicate the specific reason or reasons for the volume increase. Additionally, please revise your discussion of price and volume increases to indicate the extent to which price versus volume contributed to the overall change in revenues. In this regard, we are unable to recompute the per gallon increase in price based on your revenues and volumes presented. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

20. Where changes in expense items are caused by more than one factor, please quantify the effect of each factor, if possible. For example, you indicate that "Selling, general and administrative" increases in the first six months of 2006 were due to increases in employee headcount as well as raises. Each of these items should be separately quantified. Best practices would also quantify the volume increase in headcount.

21. Please disclose any new customers that are material to your operations. For example, please disclose the following customers:

- the transit customer you obtained in June 2005 that accounted for your 1.6 million gallon increase in the first six months of 2006;

- the five transit agencies accounting for the 2.7 million gallon increase in the CNG and LNG you delivered in the fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004; and

- the customer that accounted for your 2.1 million gallon increase in the CNG and LNG you delivered in fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003.

22. While we understand other (income) expense in most periods is immaterial, you may want to identify the major items that comprise this line item since there is not comparable disclosure in the financial statements.

23. Any comments relating to the interim period discussions should also be considered for the annual period comparisons.

Liquidity and Capital Resources, page 44

Capital Expenditures, page 45

24. Please disclose the status of any actions you have completed in furtherance of constructing new natural gas fueling stations, purchasing LNG tanker trailers, and acquiring or designing and constructing a new LNG plant in the western Untied States. Also, please discuss a general time table for when these expenditures will occur and when these operations will be functional.

Contractual Obligations, page 46

25. You must include, in your Contractual Obligations table, your purchase obligations as defined in Item 303(a)(5)(ii)(D) of Regulation S-K. In footnote (f) to your table, you state that you have approximately $9.5 million of vehicles under binding purchase agreements. However, footnote (f) appears to correspond to the last row of your table that lists no payments due. Please tell us why you disclose the $9.5 million worth of purchase agreements in a footnote if you have not included this amount in your table. Alternatively, if you have included these payments in your table, please indicate where they are located.

26. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. As the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly

identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29, 2003, available at www.sec.gov.

Business, page 49

27. Among other business activities, we note you engage in CNG sales, LNG sales, and fueling station operation and maintenance. In this regard, please explain to us how you concluded that these operations comprise only one reportable segment as defined in paragraph 16 of SFAS 131. With reference to paragraph 10 of SFAS 131, please tell us whether or not each of your significant business activities represent separate operating segments and explain to us how you reached this conclusion. If applicable, please explain how you determined it was appropriate to aggregate these operating segments for reporting purposes based on paragraphs 17-24 of SFAS 131.

Cheaper, page 52

28. In your Average California Retail Prices table and your Representative Annual Per Vehicle Fuel Cost Savings table, you base the retail savings of a CNG or LNG vehicle on the prices you charged for CNG and LNG fuel. Also, in your Representative Annual Per Vehicle Fuel Cost Savings table, you estimate the annual fuel usage on the average fleet vehicle usage "based upon experience with our customers." Please discuss how your prices and your customer experience compares with other CNG and LNG providers in your industry. For example, please discuss whether the average California retail prices for CNG would differ if you took into account the prices of CNG from sources besides your own operations. As another example, please discuss whether the estimated annual fuel cost savings would differ if you included retail pricing outside of your retail station pricing.

Domestic Supply, page 56

29. Please provide bases for your statements and statistics in this subsection of your document. For example, please disclose your source for the fact that 97% of the natural gas consumed in the United States was supplied from the United States and Canada. As another example, please disclose your source for stating that there is a significant worldwide supply of natural gas relative to crude oil.

Our Solution, page 56

30. In the second paragraph on page 57, you state that you offer a variety of pricing alternatives. In this section, or in another appropriate section, please describe further these alternatives.

Established Brand, page 58

31. You state that you have established brand recognition in key market segments that you intend to leverage as you enter new regions. Please discuss why you believe you have established this brand recognition and how you intend to leverage this recognition in new regions.

Operations, page 59

32. Please disclose whether you believe alternate sources of LNG, and any other raw materials you require, are available at comparable prices should you change your suppliers for any reason. Further, please discuss any other factors that may disrupt the availability of your products and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of Regulation S-K.

Our Station Network, page 60

33. Please expand you discussion of your stations. For example, of the 168 fueling stations you own or operate, please discuss your average revenues from each station and whether any of them perform particularly better or worse than the other stations and the reasons for any disparate performance. As another example, you state that you have built 60 natural gas fueling stations, please disclose how you obtained the other 108 stations you own or operate.

Station Construction and Engineering, page 61

34. You state that you "strive to standardize" the design of your stations. Please discuss how many of your stations are standardized, whether you will standardize all your stations, and how long this standardization process will take to complete.

35. You state that you are "implementing technology at a number of fueling stations that will lower our costs through managing electricity use to reduce power consumption during peak hours." Please describe this technology and discuss the time it will take to implement.

Sales and Marketing, page 61

36. Please discuss how you plan to expand your sales and marketing team and when you plan to start and complete this expansion.

Customers and Key Markets, page 61

37. Please disclose whether you are dependent on a single customer or a few customers, a loss of any one or more of which would have a material adverse effect on you. See Item 101(c)(vii) of Regulation S-K.

Competition, page 66

38. In many instances in this document, including on the top of page 49, you state that you are "the leading" provider of natural gas as an alternative fuel for vehicle fleets in the United States and Canada. Please disclose why you believe you are "the leading" provider of natural gas and alternative fuel for vehicle fleets in the United States and Canada. In this regard, please disclose the particular markets in which you compete, estimate the number of your competitors, and discuss your competitive position in your industry in greater detail. See Item 101(c)(x) of Regulation S-K.

Government Regulation and Environmental Matters, page 67

39. You disclose the regulations that significantly impact your operations. Additionally, please discuss the material effects that compliance with these regulations may have upon your capital expenditures, earnings, and competitive position. See Item 101(c)(xii) of Regulation S-K.

Legal Proceedings, page 69

40. We note a June 30, 2006 article in *The Press Enterprise* of Riverside, CA which indicates that you agreed to a settlement with SunLine Transit Agency after it accused you of providing Richard Cromwell III with cash, vacations, and other gifts while he was head of SunLine. The article indicates that the settlement requires you to pay SunLine $150,000 in cash and you will agree not to attempt to collect the almost $800,000 that SunLine owes you in natural gas charges. Also, the article states that Mr. Cromwell is working currently as a consultant for you. Please discuss this litigation, its impact on you, and Mr. Cromwell's relationship to you in this section or in a more appropriate section of your document.

Board Committees, page 72

41. You state that the composition of your committees will meet the criteria for independence under Nasdaq's and our rules, and that Mr. Miller qualifies as an audit committee financial expert under Nasdaq's and our rules. Please advise us the reasons that you believe your particular committee members meet the independence requirements. We note specifically that David Demers, a director of yours who you indicate is independent, is the chief executive officer and a director of Westport Innovations, Inc., which beneficially owns 6.2% of your outstanding shares.

Director Compensation, page 74

42. Please disclose the exercise price of the options given to your directors as compensation for their services. See Item 402(g) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 83

43. You state that you pay BP Capital L.P. a monthly fee of $10,000 and a commission equal to 20% of your realized gains, net of realized losses, during a calendar year relating to the purchase and sale of natural gas futures contracts and other natural gas derivative transactions. Also, you state that Boone Pickens, your largest stockholder and director, is the principal of BP Capital. Further, you state that you entered into a $50 million, unsecured, revolving promissory note with Mr. Pickens, which allows you to borrow and repay up to $50 million in principal at any time prior to the maturity of the note. Please tell us whether the terms you negotiated with BP Capital and Mr. Pickens are equivalent to terms you would have negotiated with an unaffiliated, third party in an arms-length transaction. If not, please disclose the difference in the terms you negotiated with BP Capital and Mr. Pickens and the terms you would have negotiated with an unaffiliated, third party and the reasons for any disparity.

Sales of Common Stock, page 84

44. Please tell us whether the shares issued upon conversion of the secured convertible promissory notes in April 2006 were issued at a conversion rate specified in the convertible promissory notes since the purchase price set forth differs from the $2.96 issue price for other issuances.

Principal and Selling Stockholders, page 85

45. We note you present the information in this section as of June 30, 2006. Please update the information in this section so it is presented as of the most recent practicable date. See Item 403(a) of Regulation S-K.

46. Please disclose how each of your selling shareholders received its beneficially owned shares.

47. Please disclose whether any other selling security holder is a broker-dealer. If so, please identify specifically that shareholder as an underwriter.

48. Also, for each selling security holder that is an affiliate of a broker-dealer, please disclose if true that:

   - the seller purchased the securities to be resold in the ordinary course of business; and

   - at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

   If either of these statements is not true, please disclose that the shareholder is an underwriter. We may have additional comments upon reviewing your response.

Description of Capital Stock, page 87

49. We note that you state that the outstanding shares of common stock and all of the shares issued in this offering will be non-assessable. This appears to be a legal opinion that you are not qualified to make. Please revise to omit or identify the counsel on whose opinion you are relying.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

50. We note you have foreign operations for which the functional currency is the Canadian dollar. In light of this fact, please explain to us why your statement of cash flows does not include a separate section to report the effect of exchange rate changes on cash balances held in foreign currencies. If you do not hold Canadian dollars, please tell us why the Canadian dollar qualifies as the functional currency as detailed in Appendix A to SFAS 52. If the effect on the statement of cash flows is not material, please demonstrate this to us.

Notes to Consolidated Financial Statements, page F-7

Note (1) Summary of Significant Accounting Policies, page F-7

51. Please tell us whether or not you incur costs related to the transportation of natural gas from your facilities to the customer's designated location. If so, please tell us where these costs are classified in your statement of operations. If

they are significant and are not included in cost of sales, please disclose the amount or amounts of these costs and the line item or items in which they are classified. Additionally, please justify why they should be excluded from cost of sales. Finally, disclose the line item in which you include amounts paid to you by customers for the transportation of natural gas, if applicable.

Note (1)(l) Stock-Based Compensation, page F-10

52. We note you disclosed the pro forma effects of applying SFAS 123 in Note 5. Please revise to include this disclosure in Note 1, Summary of Significant Accounting Policies, in accordance with paragraph 45 of SFAS 123, as amended by paragraph 2(e) of SFAS 148.

Note (2) Acquisitions, page F-13

Note (2)(b) Blue Energy & Technologies, L.L.C., page F-13

53. We assume you included the fair value of the warrants issued in connection with the acquisition of Blue Energy in the purchase price. If not, please explain this in detail. Regardless, please tell us how you accounted for the warrants upon issuance and thereafter. In particular, please tell us whether you accounted for the warrants as derivative liabilities under SFAS 133 and the reasons for such determination. If you determined the warrants were not derivatives based on the exception provided in paragraph 11(a) of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Note (5) Stockholders' Equity, page F-14

Note (5)(b) Stock Option Plan, page F-14

54. In accordance with paragraph 48 of SFAS 123, please disclose the weighted average remaining contractual life for stock options outstanding.

55. Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, options to acquire common stock, warrants, and any other instrument that is convertible into common stock:

- the date of each issuance;

- a description of the instrument issued;

- the number of shares or options issued including the exercise terms;

- the fair value of the underlying common stock on each issuance date;

- a detailed description of how the fair value of the underlying share on each date was determined; and

- the amount of compensation expense recorded in your financial statements associated with each issuance.

Please note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we view the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, if your anticipated that the initial public offering price is more than the estimated fair value of the underlying stock upon which compensation expense was measured, your response should discuss and quantify the intervening economic events that occurred operationally, financially, and otherwise between the issuance date and the date you filed your registration statement that caused fluctuation or fluctuations in the fair value of your stock. If you obtained an independent appraisal or appraisals, please provide us a copy of the report or reports.

Finally, please provide us a time line of the discussions, formal or informal, with underwriters in which possible ranges of company value were discussed and provide us with those ranges. We may have further comments after we review your response.

Note (6) Income Taxes, page F-17

56. We note the existence of net operating losses that give rise to deferred tax assets. Please advise whether these net operating losses are exclusively foreign net operating losses and whether they are the tax equivalent of the amounts disclosed on page F-18. If so, please tell us why they would be limited by the change in control provisions of IRC Section 382. In this regard, please advise whether foreign net operating losses can be offset against domestic income for tax purposes. If not, and if any portion is domestic net operating losses, please disclose the net operating loss carryforwards by jurisdiction. Finally, please tell us why the deferred tax asset relating to this item decreased substantially from 2004 to 2005.

Note (7) Commitments and Contingencies, page F-18

Take or Pay LNG Supply Contracts, page F-19

    57. With respect to your take or pay arrangements, please disclose:

- The term of the obligation or obligations;

- The amount of the fixed and determinable portion of the obligation or obligations as of the date of the latest balance sheet presented in the aggregate and, if determinable, for each of the five succeeding fiscal years;

- The nature of any variable components of the obligation or obligations; and

- The amounts purchased under the obligation or obligations for each period for which an income statement is presented.

    See the requirements of paragraph 7 of SFAS 47.

Note (8) Long-Term Debt, page F-19

    58. Please tell us how you accounted for the embedded call present in your convertible promissory notes at issuance. In this regard, please explain your consideration of whether any of the conversion features represented embedded derivatives requiring separation from the host contracts, as contemplated in paragraph 12 of SFAS 133. If you determined the conversion features are not embedded derivatives based on the exception provided in paragraph 11(a) of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion. We are particularly interested for you to tell us how the conversion price is determined and how the conversion price affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe any conversion price adjustment provisions represent "standard anti-dilution provisions," as that term is contemplated in EITF 05-2, please explain in detail your position.

    To the extent you determined that the embedded conversion features are not covered by SFAS 133, please tell us how you accounted for the embedded conversion features under EITFs 98-5 and 00-27, including whether you have recorded a beneficial conversion feature associated with these instruments and why or why not. Please be sure to address your consideration of how the conversion price, which appeared to adjust, affected your accounting under these EITFs.

Note (16) Earnings Per Share, page F-26

59. You had outstanding convertible promissory notes, stock options, and warrants during 2003, 2004, and the six months ended June 30, 2005; yet, you assumed no shares were issued upon the conversion or exercise of these securities in your diluted earnings per share calculations in those periods. Please tell us why, with supporting calculations, including any analysis of the fair value of underlying equity securities. If these securities were not included in the calculations because to do so would have been antidilutive for those periods, please provide the disclosure called for by paragraph 40(c) of SFAS 128. We may have further comment.

Note J – Earnings Per Share, page F-35

60. As the reconciliation presented on page F-35 includes antidilutive securities in the fiscal 2006 quarterly periods, diluted earnings per share, if calculated from the reconciliation, differs from diluted earnings per share as presented on the statement of operations. More specifically, it appears you correctly did not use "Shares used in computing diluted earnings per share" in your actual calculation of diluted earnings per share; yet you presented and labeled this item as if it were used in the calculation. Therefore, please revise Note J so that diluted earnings per share, if calculated from the reconciliation, agrees with the statement of operations. Nonetheless, for periods in which securities are antidilutive as a result of a net loss and an increase in the weighted average number of shares, we believe the presentation of the incremental shares assumed to be issued provides beneficial dilution information to a user. Therefore, please revise your presentation to separately disclose the incremental shares assumed issued upon the conversion of securities apart from the reconciliation.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-1

61. For the private placements you described in this section, please state briefly the facts that you relied upon for the exemption.

Item 16. Exhibits and Financial Statement Schedules, page II-2

62. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. See Item 601 of Regulation S-K.

63. Specifically, please be sure to provide Schedule II – Valuation and Qualifying Accounts. This schedule should include the activity in your allowance for

doubtful accounts. Alternatively, you may provide the required rollforward in the footnotes to your financial statements. If you concluded the allowance is immaterial, please demonstrate this to us. See Items 11(e) and 16(b) of Form S-1 and Rules 5-04(c) and 12-09 of Regulation S-X.

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Dawn C. Steel, Esq.
        Sheppard, Mullin, Richter & Hampton LLP
        Via Fax: (714) 428-5985